UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

      ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
 Form 20-F   ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes   ☐                                                      No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

August 25, 2011	By:	/s/ Ortal Klein

Ortal Klein, Adv.
Corporate Secretary

Contact:
Alon Holdings Blue Square-Israel Ltd.
Dror Moran, CFO
Toll-free telephone from U.S. and Canada:  888-572-4698
Telephone from rest of world: 972-3-928-2220
Fax: 972-3-928-2299
Email: cfo@bsi.co.il

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD. ANNOUNCES FINANCIAL
RESULTS FOR THE FIRST HALF AND SECOND QUARTER OF 2011

Rosh Ha'ayin, Israel – August 25, 2011 – Alon Holdings Blue Square-Israel Ltd. (NYSE and TASE: BSI) today announced its financial results for the first half and second quarter ended June 30, 2011.

Highlights:
•
As a result of the inclusion of the results of Dor Alon, the Company's sales in the first half of 2011 amounted to NIS 6,216 million (U.S. $1,820.2 million) (increase of 73%) and the operating profit amounted to NIS 211 million (U.S. $61.8 million)  (increase of 49% compared to the comparable period last year).

•
In the Supermarket segment the same store sales (SSS) in the first half of 2011 increased by 2.7%1 compared to the comparable period last year. In the second quarter of 2011 the same store sales increased by 6.7%1 compared to the comparable quarter last year mainly due to the timing of the Passover holiday. Without the impact of the Passover holiday, the increase in sales in the SSS was 4.0%.

•	Dor Alon's operating profit increased by 13% in the first half of 2011 compared to the comparable period last year.
•
In the second quarter BSRE recorded a gain from revaluation of a property in Kiryat Hasharon, Netanya in the amount of NIS 15 million (U.S. $4.4 million). After the balance sheet date, BSRE completed the sale of half of its rights in the property.

•
During the second quarter the Company and Dor Alon signed an update to the agreement to purchase 49% of Diners. The agreement was consummated on July 1, 2011. The Company recorded an income in the second quarter of 2011 from revaluation of the option in the amount of NIS 70 million (U.S. $20.5 million) before taxes.

•	The net income increased by 88.1% this half year amounted to NIS 109.5 million (U.S. $32.1 million).

1  Gross sales in stores that operated fully in both periods.

KEY FIGURES for the first half and the second quarter compared to the comparable periods last year (the statements of Dor Alon were consolidated for the first time in the fourth quarter of 2010):

Data in NIS (millions)	1-6 2010	1-6 2011	The rate of change	4-6 2010	4-6 2011	The rate of change
Net revenues	3,599	6,216	72.7%	1,769	3,208	81.3%
Gross profit	1,027	1,481	44.3%	513	752	46.6%
Rate of gross profit	28.5%	23.8%	-	29%	23.4%	-
Operating income (before other gains and losses and changes in fair value of investment property)	135	198	46.4%	62	106	71%
Rate of operating profit	3.8%	3.2%	-	3.5%	3.3%	-
Financial expenses, net	57	56	(1.7%)	42	15	(64.3%)
Net income for the period	58	110	88.1%	21	72	242.9%

Results for the First Half of 20112
Gross revenues
Revenues (including government levies) for the first half of 2011 were NIS 7,599.5 million (U.S. $2,225.3 million), compared to NIS 3,599.5 million in the first half of 2010 ─ an increase of 111.1%. The main increase in revenues was due to the inclusion of the results of Dor Alon. Dor Alon's revenues in the first half, including government levies of NIS 1,383.9 million (U.S. $405.2 million) amounted to NIS 3,975.0 million (U.S. $1,164.0 million).

Revenues from sales, net
Supermarkets segment revenues - in the first half of 2011 amounted to NIS 3,403.0 million (U.S. $996.5 million) as opposed to NIS 3,364.5 million in the first half of 2010, an increase of 1.1%. The increase in revenues was mainly due to an increase in same stores sales at a rate of 1.7% and due to the net  opening of 3 stores this year.

Revenues of the Commercial and Fueling sites segment in the first half of 2011 amounted to NIS 2,576.5 million (U.S. $754.5 million) as compared to NIS 2,070.1 million in the first half of 20103, an increase of 24.5%. The main increase stems from increase in the quantitative sales as a result of opening new fueling sites, an increase in sales in the convenience stores and an increase in the price of petrol.

Non-food segment - a decrease in revenues of approximately 1.3% from NIS 224.2 million in the first half of 2010 to NIS 221.4 million (U.S. $64.8 million) in the first half of 2011. The decrease in revenues was mainly due to a decrease in sales to franchisees in the leisure and houseware area due to increased competition in the sector.

Real estate segment –the main increase in revenues of approximately 36.8% in the rental fee income from NIS 10.8 million in the first half of 2010 to NIS 14.7 million (U.S. $4.3 million) in the first half of 2011. The increase in revenues is mainly due to the increase in leased premises.

Gross Profit in the first half of 2011 amounted to approximately NIS 1,481.5 million (U.S. $ 433.8 million) (approximately 23.8% of revenues) compared to gross profit of approximately NIS
1,026.7 million (28.5% of revenues) in the first half of 2010. Excluding the effect of Dor Alon's results, the gross profit increased by NIS 13.4 million (U.S. $4.0 million).
The increase in the gross profit is mainly due to an increase in sales of the supermarkets segment (the gross operating profit amounted to 27.6% in the present half compared to 27.2% in the first half of 2010) and an increase in the revenues of the real estate segment and was partly offset by a decrease in sales and the gross profit rate in the Non-food segment.

2   The Company operates in four segments: Supermarkets, Commercial and fueling sites, Non Food retail and wholesale and Real Estate. Segmental information is included in this report below.

3  The results of Dor Alon were included effective October 3, 2010 in the results of Alon Holdings. The data for the first half of 2010 were included in this report in order to enable analysis and trends of the segment performance.

Selling, General, and Administrative Expenses in the first half of 2011 amounted to approximately NIS 1,283.7 million (U.S. $ 375.9 million) compared to NIS 891.6 million in the first half of 2010, an increase of 44.0%.
Excluding the effect of Dor Alon's results the selling, general and administrative expenses increased by NIS 32.3 million (U.S. $9.5 million). The main increase was recorded in the Supermarkets segment in expenses of same stores and was mainly due to increase in rental fees affected by the change in CPI and updated lease agreements, an increase in municipal taxes and an increase in payroll expenses due to an increase in "Mega@Internet" activity and was partly offset by a decrease in advertising expenses.

Operating profit (before other gains and losses and increase in the fair value of investment property) in the first half of 2011 amounted to approximately NIS 197.8 million (U.S $ 57.9 million) compared to operating income of NIS 135.1 million in the first half of 2010, an increase of 46.4%.
Excluding the effect of Dor Alon's results the operating profit (before other gains and losses and changes in fair value of investment property) decreased by NIS 18.9 million (U.S. $5.5 million). The decrease in the operating profit was mainly due to increase in selling, general and administrative expenses in the Supermarkets segment and the decrease in sales in the Non-food segment.

Increase in fair value of investment property In the first half of 2011, the Company recorded profit from the increase in the value of investment property in the amount of NIS 19.4 million (U.S $ 5.7 million) including NIS 17 million (U.S $ 5.0 million) from revaluation of property in Kiryat Hasharon, Netanya, half of which was sold after the balance sheet date, compared to NIS 13.2 million in the first half of 2010.

Other income and expenses, net in the first half of 2011 the Company recorded other expenses, net in the amount of NIS 6.3 million (U.S $ 1.8 million) compared to net expenses of NIS 7.1 million in the first half of 2010. These expenses included costs relating to the relocation of part of BEE group companies to the distribution center in Beer Tuvia and disposal of property and equipment.

Operating profit in the first half of 2011 was NIS 210.9 million (U.S. $ 61.8 million) compared to operating profit of NIS 141.1 million in the first half of 2010, an increase of 49.4%. Excluding the effect of Dor Alon's results the operating profit decreased by NIS 11.6 million (U.S. $ 3.4 million).

Financial Expenses, Net for the first half of 2011 were NIS 55.9 million (U.S. $16.4 million) compared to financial expenses, net of NIS 56.7 million in the first half of 2010. Excluding the effect of the results of Dor Alon the finance expenses decreased by NIS 18.9 million (U.S. $5.5 million). The decrease was mainly a result of finance income from the revaluation of the option to purchase shares of Diners in the amount of approximately NIS 101.5 million and capitalization of borrowing costs of projects under construction in the real estate segment and was partly offset by an increase in the Company's indebtedness following the purchase of Dor Alon and the increase of the Israeli CPI (the CPI increased in the first half of 2011 by 2.16% compared to increase of 0.38% in the comparable period last year).

Taxes on Income for the first half of 2011 were approximately NIS 46.8 million (U.S. $13.7 million) (29.9% effective tax rate compared to a statutory tax rate of 24%) compared to NIS 25.7 million (effective tax rate of 30.6% compared to a statutory tax rate of 25%) in the first half of 2010.

Net Income in the first half of 2011 was NIS 109.5 million (U.S. $ 32.1 million) compared to net income of NIS 58.2 million in the comparable period last year. The net income for the first half of 2011 attributable to the equity holders of the company was NIS 94.9 million (U.S. $27.8 million), or NIS 1.44 per share (U.S. $ 0.42), while the portion attributable to the non-controlling interests was NIS 14.5 million (U.S. $4.3 million).

Cash Flows in the First Half of 2011

Cash Flows from Operating Activities: Net cash flows deriving from operating activities in the first half of 2011 amounted to NIS 434.5 million (U.S. $127.2 million) compared to cash flows from operating activities of NIS 85.8 million in the first half of 2010. The inclusion of Dor Alon’s results contributed to the cash flow from operating activities in the first half of 2011 the amount of NIS 58.9 million.
The increase in cash flows from operating activities is mainly due to a decrease in working capital  in the Supermarket segment and from the increase in advances from purchasers of apartments of NIS 95.4 million.

Cash Flows from Investing Activities: Net Cash flows used in investing activities in the first half of 2011 amounted to approximately NIS 300.3 million (U.S. $87.9 million) compared to net cash flows of NIS 376.9 million used in investing activities in the first half of 2010. Cash flows used in investing activities in the first half of 2011 included mainly purchases of property and equipment, investment property and intangible assets, in a total amount of NIS 176.6 million, the grant of short term  loans of NIS 62.3 million, mainly to controlling shareholders and investment in restricted deposits in the amount of NIS 95.4 million.  Cash flows used in investing activities in the first half of 2010 included mainly purchases of property and equipment, intangible assets, investment property and payments on account of real estate in a total amount of NIS 151.1 million and a net investment in marketable securities of NIS 216.9 million, the grant of a loan of NIS 18.9 million to a proportionally consolidated company.

Cash Flows from Financing Activities: Net Cash flows used in financing activities in the first half of 2011 amounted to NIS 124.9 million (U.S $36.6 million) compared to net cash flow used in financing activities of NIS 58.2 million in the first half of 2010. Cash flows used in financing activities in the first half of 2011 included mainly repayment of bonds in the amount of NIS 138.5 million, repayment of loans in the amount of NIS 126.1 million, and the payment of interest in the amount of NIS 110.3 million, this was offset by an increase in short term bank credit in the amount of NIS 169.9 million and increase in loans received in the amount of NIS 109.5 million. Net Cash flows used in financing activities in the first half of 2010 included mainly repayment of long term loans of NIS 73.4 million, the payment of interest of NIS 58.5 million, payment of dividends of NIS 75 million to the Company's shareholders and NIS 17.6 million to the non-controlling interests and acquisition of treasury shares of NIS 4.3 million. This was offset by an increase in short term credit, net in the amount of NIS 166.3 million.

Comments of Management

Mr. David Weisman Active Chairman and Chief Business manager – " the results of the first half of the year are characterized by a positive contribution of the organizational change in which the food chain "Mega" and the Fuel chain "Dor Alon" operate under one "umbrella". Another contribution is to the profitability is the exercise of the option into a full holding of 49% in Diners, which among others, strengthens the customers' club YOU which already has over one million customers and is doing it successfully.

Recently, the ministry of finance and the ministry of infrastructures announced on their intention to reduce the marketing margin of fuels by 20 Agorot per liter.

The action of reducing the marketing margin will diminish any competition in the energy sector and ignores the economic project of the ministry of infrastructures that partly supports the increase of the marketing margin for Dor Alon.

"Analysis of the price of diesel fuel reveals that in the period from January 2005 to January 2011 the excise tax has increased sharply at a nominal rate of 306.6% or at a real rate of 245.1%" (from the research and information center of the Knesset which sees this as the reason for the rise in fuel prices).

We initiated measures against the authorities and intend to take action in the courts to prevent this irresponsible measure of the ministry of finance".

In regards to the supermarket and non food segments, Mr. Zeev Vurembrand, CEO, said: “The first half of 2011 was characterized by increased competition in the retail food segment by accelerated opening of commercial spaces and converting branches into cheap formats. Toward the end of the first half, a public protest broke out, which one of its implications is showing in July and August a decline in sales in the supermarkets segment. It is premature to estimate this impact.

In the first half, the scope of commercial spaces did not increase in the supermarkets segment compared with last year, among others, from concluding 4 lease agreements of 4 branches that were transferred to the competitors' operations. We are implementing a strategy of maintaining a market share while taking measures for operating efficiency measures.

The multi annual development plan of branches will be reflected in the next two years with the opening of approximately 30 branches in a total area of some 27 thousand sq.m. Most of the branches are in the neighborhood format of Mega in the City. Until the end of 2011, we plan to open stores with a total area of some 10 thousand sq.m.

These days, we are about to complete a novel plan to attract club customers to the credit card channel, where we intend to double the number of customers in this track in two years. This plan will reflect the relative advantages of Alon Holdings Group in Blue Square.

The private brand represents 11% of the total chain's sales and enables to offer a cheaper basket. Today, when we are on the verge of regulatory change as a result of the public protest, we have the knowledge and the experience to lead product development, which will enable to reduce the price for the consumers, on one hand and improve the ability to compete and the profitability of the chain.

Bee group completed in the second quarter the relocation of all Bee group companies to the new Non - food distribution center in Beer Tuvia. The results of the second quarter of 2011 included the relocation expenses. In addition the Company prepares to absorb in this distribution center the entire logistic activity of the Non - Food segment of Mega thereby completing the consolidation of this area into one distribution center.

In the past quarter, the Company completed the transfer of Dr. Baby activity of Bee group to Mega Retail, where we intend to develop the Company's activity by opening 20 selling corners in Mega branches all over the country and utilize the exposure of the brand and its products to young families subscribed to the customers club.”

Results for the second quarter of the year 2011

Gross Revenues (including government levies) for the second quarter of 2011 were NIS 3,890.0 million (U.S. $1,139.1 million) compared to revenues of approximately NIS 1,768.7 million in the comparable quarter last year, an increase of 119.9%. The majority of the increase in revenues derives from including the results of Dor Alon. Excluding the effect of Dor Alon's results the revenues this quarter increased by NIS 111.1 million (U.S. $ 32.5 million) (6.3%) compared to the comparable quarter last year.
The increase in the revenues compared to the comparable quarter last year is mainly due to the timing of the Passover holiday, which fell this year on April 19 compared to March 29 last year. The Passover sales in the Non-food and Supermarket segment were mainly included in the second quarter this year whereas last year results were mainly included in the first quarter.

Supermarket segment revenues– an increase in revenues of 5.5% from NIS 1,674.6 million in the second quarter of 2010 to NIS 1,766.5 million (U.S $517.3 million) in the current quarter. The increase in revenues was mainly due to an increase in same store sales (SSS) at a rate of 5.7% was mainly derived from the timing of the Passover holiday, as aforesaid.

Revenues of the Commercial and Fueling sites segment for the second quarter of 2011 amounted to NIS 1,328.3 million (U.S. $388.9 million) as compared to NIS 721.5 million in the comparable quarter of 2010. The increase in revenues derives from the same reasons described in the analysis of the first half of 2011 results.

Non - Food segment revenues - an increase in revenues of 18.7% from NIS 88.7 million in the second quarter of 2010 to NIS 105.3 million (U.S. $30.8 million) in the current quarter. The increase mainly derived from the timing of the Passover holiday.

Real Estate segment revenues – rental fees from external parties of NIS 5.3 million in the second quarter of 2010 compared to NIS 8.4 million (U.S. $2.5 million) in the current quarter due to the increase in leased premises.

Gross Profit of the second quarter of 2011 amounted to approximately NIS 752.0 million (U.S. $ 220.2 million) compared to gross profit of approximately NIS 513.0 million in the comparable quarter of 2010. Excluding the effect of Dor Alon's results, gross profit increased by NIS 16.1 million (U.S. $ 4.7 million). The increase in the gross profit mainly derives from an increase in sales of the Supermarkets segment  and Non - food segment and was partly offset by decrease in the gross profit rate mainly in the Supermarkets segments due to the Passover timing (the gross profit rate amounted to 27.2% in the current quarter compared to gross profit rate of 28.2% in the comparable quarter last year).

Selling, General and Administrative Expenses in the second quarter of 2011 amounted to NIS 646.0 million (U.S. $ 189.2 million) compared to approximately NIS 450.5 million in the comparable quarter, an increase of approximately 43.4%.  Excluding the effect of Dor Alon's results, selling, general and administrative expenses   increased by NIS 14.0 million (U.S. $ 4.1 million). The majority of the increase was recorded in the Supermarkets segments in the same stores expenses and derived mainly from the same reasons described above in the analysis of the first half of 2011 results.

Operating Profit (before other gains and losses and increases in the fair value of investment property) in the second quarter of 2011 amounted to NIS 106.0 million (U.S $ 31.0 million) compared to NIS 62.5 million in the second quarter of 2010, an increase of 69.7%. Excluding the effect of Dor Alon's results, Operating Profit (before other gains and losses and increases in the fair value of investment property) increased by NIS 2.1 million (U.S $ 0.6 million).

Increase in the Fair Value of Investment Property In the second quarter of 2011, the Company recorded gain from appreciation of investment property in the amount of NIS 16.4 million (U.S $ 4.8 million) including NIS 16 million (U.S $ 4.7 million) from revaluation of property in Kiryat Hasharon in Netanya, half of which was sold after the balance sheet date, compared to NIS 10.9 million in the comparable quarter last year.

Other income and expenses, Net In the second quarter of 2011, the Company recorded other expenses, net of NIS 4.4 million (U.S. $ 1.3 million), compared to net expenses of NIS 5.9 million in the comparable quarter. The expenses this quarter included costs relating to the transfer of certain BEE Group companies to the new logistic center in Beer Tuvia, the disposal of the property and equipment.

Operating Profit amounted to approximately NIS 118.1 million (U.S. $ 34.6 million) compared to operating profit of NIS 67.5 million in the second quarter of 2010.  Excluding the effect of Dor Alon's results, Operating Profit increased by NIS 9.1 million (U.S $ 2.7 million). The majority of the increase derives from the increase in sales as a result of the Passover holiday, as described above, and increase in revenues from Real estate segment due to revaluation gains and was partly offset by an increase in selling, general and administrative expenses.

Financial Expenses, net, for the second quarter of 2011 were NIS 15.2 million (U.S. $4.5 million) compared to financial expenses, net of NIS 42.3 million in the comparable quarter last year. The decrease in financial expenses, net in this quarter compared to the same quarter last year was mainly due to changes in the value of Diners option that contributed this quarter an income of NIS 70 million (U.S. $20.4 million). The decrease in financial expenses was mainly offset from increase of the Company's indebtedness following the purchase of Dor Alon and the increase of the CPI (the CPI increased in the second quarter of 2011 by 1.27% compared to an increase of 1.34% in the comparable period last year).

Taxes on Income for the second quarter of 2011 amounted to NIS 31.1 million (U.S. $9.1 million) (effective tax rate of 30.2% compared to a statutory tax rate of 24%) compared to tax expenses of NIS 4.1 million (effective tax rate of 16.3% compared to a statutory tax rate of 25%) in the corresponding quarter last year.

Net Income for the second quarter of 2011 amounted to NIS 71.8 million (U.S. $ 21.0 million) compared to a net income of NIS 21.1 million in the second quarter of 2010. The increase in the net income in this quarter compared to the corresponding quarter last year derived mainly from including the results of Dor Alon and the effect of Diners option on financial expenses, net and the taxes on income. The net income for the second quarter of 2011 attributable to equity holders of the Company, was NIS 64.9 million (U.S. $19.0 million), or NIS 0.99 per share (U.S. $ 0.29), while the portion attributable to the non-controlling interests was NIS 6.9 million (U.S. $2.0 million).

Cash Flows in the second quarter of 2011

Cash Flows from Operating Activities: Net cash flows provided by operating activities, amounted to NIS 218.4 million (U.S. $ 63.9 million) in the second quarter of 2011 compared to NIS 64.3 million in the comparative quarter last year. The increase in cash flows from operating activities was mainly due to the increase in the pre-tax income and decrease in the purchases of real estate inventories.

Cash Flows from Investing Activities: Net Cash flows used in investing activities in the second quarter of 2011  amounted to NIS 83.9 million (U.S. $24.6 million) compared to net cash flows of NIS 327.5 million from investing activities in the corresponding quarter of the previous year. The cash flows used in investing activities in the second quarter of 2011 mainly included the purchase of property and equipment, intangible assets investment property of NIS 85.8 million (U.S. $25.1 million), investments in restricted deposits of NIS 8.1 million (U.S. $2.4 million),  and investment in short term deposits, net in the amount of NIS 3.2 million (U.S. $0.9 million) and was offset by interest received amounting to NIS 7.7 million (U.S. $2.2 million). Cash used in investing activities in the second quarter of 2010 mainly included the purchase of property and equipment, intangible assets investment property and payments on account of real estate in a total amount of NIS 112.3 million and net investment in marketable securities of NIS 200.7 million.

Cash Flows used in Financing Activities: Net Cash flows from financing activities amounted to NIS 135.1 million (U.S $ 39.6 million) in the second quarter of 2011 as compared to net cash from financing activities of NIS 4.8 million in the corresponding quarter last year. Cash flows from financing activities in the second quarter of 2011 included mainly repayment of bonds of NIS 136.3 million (U.S. $39.9 million), repayment of long term loans of NIS 66.6 million (U.S. $19.5 million) and interest paid of NIS 54.6 million (U.S. $16.0 million), net of long term loans received of NIS 107.0 million (U.S. $31.3 million), change in short term credit of NIS 32.7 million (U.S. $9.6 million). Cash flows from financing activities in the second quarter of 2010 included mainly an increase in short term credit net in the amount of NIS 58.6 million net of the repayment of long term loans amounting to NIS 34.8 million and interest paid of NIS 19.8 million.

Additional Information

1.
As of June 30, 2011, the Company operated 209 supermarkets divided as follows: Mega In Town -118; Mega Bool - 62; Mega - 6; Shefa Shuk - 12; Eden Teva Market -15 of which 4 Eden within Mega. Dor Alon operated – 193 fueling stations and 191 convenience stores and in the non-food segment, the company operated 263 branches (some franchised).

2.
EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization) 3 in the first half of 2011 was NIS 335.5 million (U.S. $ 98.3 million) (5.4% of revenues) compared to NIS 226.3 million (6.3% of revenues) in the first half of 2010.

EBITDA in the second quarter of 2011 was NIS 174.7 million (U.S. $ 51.2 million) (5.4 % of revenues) compared to NIS 108.6 million (6.1% of revenues) in the corresponding quarter of 2010.

3.	Diners transaction

In May 2011, the Company and Dor Alon (thereafter – the buyers) and Cal (thereafter – Cal) signed on an update of the agreement from 2005 to purchase 49% of Diners held by Cal at the exchange for a loan granted by Cal to the buyers.
In July, the Company completed the conditions and the buyers paid the loan in the amount of NIS 36 million which Cal granted them.
Alon Holdings and Dor Alon handled in their financial statements the agreement to buy Diners as option for purchasing srock options and recorded in the second quarter income before taxes of approximately NIS 70 million.

4Use of financial measures that are not in accordance with Generally Accepted Accounting Principles
EBITDA is a measure that is not in accordance with Generally Accepted Accounting Principles (Non-GAAP) and is defined as income before financial income (expenses) net, other gains (losses) net, changes in fair value of investment property, taxes, depreciation and amortization. It is an accepted ratio in the retail industry. It is presented as an additional performance measure, since it enables comparisons of operating performances between periods and companies while neutralizing potential differences resulting from changes in capital structures, taxes, age of property and equipment and its related depreciation expenses. EBITDA, however, should not be related to as a single measure or as an alternative to operating income, another performance indicator and to cash flow information, which are prepared using Generally Accepted Accounting Principles (GAAP) as indicators of profit or liquidity. EBITDA does not take the costs of servicing debt and other liabilities into account, including capital expenditures and therefore it does not necessarily indicate the amounts that may be available to the use of the company and in addition EBITDA should not be compared to other indicators with similar names reported by other companies because of differences in the calculation of these indicators. See the reconciliation between our net income and EBITDA which is presented in this press release.

NOTE A: Convenience Translation to Dollars
The convenience translation of New Israeli Shekel (NIS) into U.S. dollars was made at the exchange rate prevailing at June 30, 2011: U.S. $1.00 equals NIS 3.415. The translation was made solely for the convenience of the reader.

###

Alon Holdings Blue Square– Israel Ltd. (hereinafter: "Alon Holdings") is the leading retail company in the State of Israel and operates in four reporting segments: In its supermarket segment, Alon Holdings, through its 100% subsidiary, Mega Retail Ltd., currently operates 209 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Non-Food" segment, Alon Holdings, through its 100% subsidiary BEE Group Retail Ltd., operates specialist outlets in self operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Commercial and Fueling Sites segment, through its 78.38% subsidiary, which is listed on the Tel Aviv stock exchange ("TASE"), Dor Alon Energy in Israel (1988) Ltd is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores.  Dor Alon operates a chain of 193 petrol stations and 191 convenience stores in different formats in Israel. In its Real Estate segment, Alon Holdings, through its TASE traded 78.26% subsidiary Blue Square Real Estate Ltd., owns, leases and develops yield generating commercial properties and projects.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following:  the effect of the recession in Israel on the sales in our stores and on our profitability; our ability to compete effectively against low-priced supermarkets and other competitors; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2010.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2011

				Convenience translation(A)
	December 31,	June 30,		June 30,
	2010	2010	2011	2011
	Audited	Unaudited
	NIS			U.S. dollars
	In thousands

Assets

CURRENT ASSETS:
Cash and cash equivalents	125,956	262,517	125,637	36,790
Investment in securities	310,237	431,786	291,867	85,466
Short-term deposits	98,084	-	95,203	27,878
Trade receivables	1,731,747	795,925	1,794,772	525,555
Other accounts receivable	162,599	83,406	299,299	87,643
Derivative financial instruments	-	9,051	-	-
Assets classified as held for sale	-	-	54,210	15,874
Income taxes receivable	64,094	69,994	89,374	26,171
Inventories	680,296	537,341	684,983	200,581
	3,173,013	2,190,020	3,435,345	1,005,958

NON-CURRENT ASSETS:
Investments in associates	6,012	4,302	7,376	2,160
Derivative financial instruments	56,078	13,818	159,328	46,655
Real estate inventories	83,337	83,342	86,498	25,329
Payments on account of real estate	164,132	-	174,529	51,107
Investments in securities	30,327	-	29,128	8,529
Loans receivable, net of current maturities	176,043	-	143,068	41,894
Property and equipment, net	2,928,515	1,975,758	2,936,440	859,865
Investment property	546,870	447,517	536,438	157,083
Intangible assets, net	1,486,744	410,593	1,468,148	429,912
Other long term receivables	47,098	117,605	152,008	44,512
Deferred taxes	66,018	40,541	68,401	20,030
	5,591,174	3,093,476	5,761,362	1,687,076
Total assets	8,764,187	5,283,496	9,196,707	2,693,034

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2011

	December 31,	June 30,		Convenience translation(A) June 30,
	2010	2,010	2011	2011
	Audited	Unaudited
	NIS			U.S. dollars
	In thousands

Liabilities and equity

CURRENT LIABILITIES:
Credit and loans from banks and others	470,284	308,866	632,273	185,145
Current maturities of debentures and convertible debentures	202,769	76,235	140,980	41,283
Current maturities of long-term loans from banks	297,771	118,920	338,039	98,987
Trade payables	1,342,763	960,840	1,432,815	419,565
Other accounts payable and accrued expenses	686,447	499,514	793,308	232,303
Customers' deposits	30,405	-	28,265	8,277
Derivative financial instruments	7,700	-	6,724	1,969
Income taxes payable	7,431	24	2,253	660
Provisions	71,870	44,273	73,042	21,389
	3,117,440	2,008,672	3,447,699	1,009,578

NON CURRENT LIABILITIES:
Long-term loans from banks and others, net of current maturities	1,399,159	541,528	1,362,958	399,109
Convertible debentures, net of current maturities	117,801	132,334	119,101	34,876
Debetures, net of current maturities	2,183,093	1,261,208	2,140,119	626,682
Other liabilities	199,983	22,526	266,159	77,938
Derivative financial instruments	9,151	6,241	11,328	3,317
Liabilities in respect of employee benefits, net of amounts funded	51,492	47,728	52,809	15,464
Deferred taxes	103,929	56,345	137,892	40,378
	4,064,608	2,067,910	4,090,366	1,197,764
Total liabilities	7,182,048	4,076,582	7,538,065	2,207,342

EQUITY:
Equity attributable to equity holders of the Company:
Ordinary shares of NIS 1 par value	79,712	58,443	79,878	23,390
Additional paid-in capital	1,218,409	1,056,986	1,219,282	357,037
Other reserves	(12,539)	8,024	(22,355)	(6,546)
Accumulated earnings (deficit)	(85,760)	(103,740)	6,945	2,033
	1,199,822	1,019,713	1,283,750	375,914

Non - controlling interests	382,317	187,201	374,892	109,778

Total equity	1,582,139	1,206,914	1,658,642	489,692

Total liabilities and equity	8,764,187	5,283,496	9,196,707	2,693,034

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX AND THREE MONTHS PERIODS ENDED JUNE 30, 2011

	Year ended December 31,	For the six months ended June 30,		For the three months ended June 30,		Convenience translation (A) for the six months ended June 30,
	2010	2010	2011	2010	2011	2011
	Audited	Unaudited				Unaudited
	NIS					U.S. dollars
	In thousands (except per share data)

Revenues	9,227,453	3,599,487	7,599,468	1,768,663	3,890,000	2,225,320
Less – government levies	723,709	-	1,383,885	-	681,536	405,237
Net revenues	8,503,744	3,599,487	6,215,583	1,768,663	3,208,464	1,820,083
Cost of sales	6,192,352	2,572,775	4,734,112	1,255,705	2,456,471	1,386,270
Gross profit	2,311,392	1,026,712	1,481,471	512,958	751,993	433,813
Selling, general and administrative expenses	2,069,970	891,642	1,283,690	450,472	645,959	375,898

Operating profit before other gains and losses and changes in fair value of investment property	241,422	135,070	197,781	62,486	106,034	57,915

Other gains	3,258	1,419	1,000	463	-	293
Other losses	(28,188)	(8,528)	(7,284)	(6,341)	(4,375)	(2,133)
Changes in fair value of investment property, net	32,917	13,187	19,445	10,913	16,390	5,694
Operating profit	249,409	141,148	210,942	67,521	118,049	61,769

Finance income	85,852	20,077	131,314	14,769	86,313	38,452
Finance expenses	(235,847)	(76,786)	(187,265)	(57,050)	(101,523)	(54,836)
Finance expenses, net	(149,995)	(56,709)	(55,951)	(42,281)	(15,210)	(16,384)
Share of loss of associates	(518)	(576)	1,317	(4)	104	386

Income before taxes on income	98,896	83,863	156,308	25,236	102,943	45,771
Taxes on income	36,287	25,656	46,805	4,123	31,114	13,706

Net income	62,609	58,207	109,503	21,113	71,829	32,065

Attributable to:
Equity holders of the Company	47,839	47,725	94,947	18,969	64,959	27,803
Non – controlling interests	14,770	10,482	14,556	2,144	6,870	4,262

Earnings per ordinary share or ADS attributed to equity holders of the Company
Basic	0.96	0.91	1.44	0.43	0.99	0.42
Fully diluted	0.96	0.91	1.41	0.42	0.95	0.41
Weighted average number of shares or ADSs used for computation of income per share:
Basic	49,590	44,282	65,925	44,590	66,947	65,925
Fully diluted	48,814	44,835	66,395	44,976	66,253	66,395

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX AND THREE MONTHS PERIODS ENDED JUNE 30, 2011

	Year ended December 31,	For the six months ended June 30,		For the three months ended June 30		Convenience translation(A) for the six months ended June 30,
	2010	2010	2011	2010	2011	2011
	Audited	Unaudited				Unaudited
	NIS					U.S. dollars
	In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Income before taxes on income	98,896	83,863	156,308	25,236	102,943	45,771
Income tax (paid) received, net	5,741	(7,972)	(40,626)	(23,684)	(20,946)	(11,896)
Cash provided by operating activities (a)	101,192	9,971	318,828	62,793	136,487	93,361
Net cash provided by operating activities	205,829	85,862	434,510	64,345	218,484	127,236

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(193,474)	(80,590)	(135,312)	(49,329)	(69,778)	(39,623)
Purchase of investment property	(20,720)	(3,641)	(32,859)	(3,299)	(12,518)	(9,622)
Purchase of intangible assets	(34,133)	(13,341)	(8,476)	(6,222)	(3,483)	(2,482)
Proceeds from collection of short-term deposits and other receivables, net	12,401	67	2,881	-	(3,226)	844
Proceeds from sale of property and equipment	1,306	52	11,383	52	293	3,333
Investment in restricted use deposits	-	-	(95,406)	-	(8,129)	(27,937)
Proceeds from sale of marketable securities	373,040	116,340	48,424	71,891	28,822	14,180
Investment in marketable securities	(365,091)	(333,292)	(46,800)	(272,606)	(25,128)	(13,704)
Acquisition of subsidiaries	87,219	-	-	-	-	-
Grant of loans to jointly controlled companies	(31,442)	(18,933)	-	(18,933)	-	-
Grant of loans to main shareholder	-	-	(62,342)	-	(609)	(18,255)
Payments on account of real estate	(76,884)	(53,466)	-	(53,466)	-	-
Collection of long-term loans receivable	1,565	-	5,114	-	(2,087)	1,498
Interest received	18,331	9,860	13,082	4,439	7,743	3,831
Net cash provided by (used in) investing activities	(227,882)	(376,944)	(300,311)	(327,473)	(83,926)	(87,937)

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX AND THREE MONTHS PERIODS ENDED JUNE 30, 2011

	Year ended December 31,	For the six months ended June 30,		For the three months ended June 30		Convenience translation(A) for the six months ended June 30,
	2010	2010	2011	2010	2011	2011
	Audited	Unaudited				Unaudited
	NIS					U.S. dollars
	In thousands
CASH FLOWS FROM FINANCING ACTIVITIES:
Purchase of treasury shares	(4,295)	(4,295)	(4,035)	-	(82)	(1,182)
Dividend paid to Company shareholders	(875,000)	(75,000)	-	-	-	-
Dividend paid to non- controlling interests	(17,619)	(17,619)	(16,821)	(3,321)	(16,821)	(4,926)
Repayment of debentures	(2,155)	(27)	(138,559)	(27)	(136,254)	(40,574)
Transactions with non-controlling interests without loss of control	17,195	-	-	-	-	-
Issuance of debentures	205,035	-	-	-	-	-
Receipt of long-term loans	470,600	4,500	109,547	4,500	107,000	32,078
Repayment of long-term loans	(165,014)	(73,409)	(126,110)	(34,773)	(66,551)	(36,928)
Repayment of long term credit from payables	(1,740)	(870)	(870)	(435)	(435)	(255)
Short-term credit from banks and others, net	(52,404)	166,273	169,990	58,583	32,669	49,777
Receipt of loans from controlling shareholders	90,000	-	-	-	-	-
Proceeds from exercise of options in the Company and a subsidiary	759	716	140	86	16	41
Acquisition of shares from non-controlling interests	(24,557)	-	(7,927)	-	-	(2,321)
Settlement of forward contracts	21,248	-	-	-	-	-
Interest paid	(147,532)	(58,486)	(110,348)	(19,840)	(54,637)	(32,313)
Net cash provided by (used in) financing activities	(485,479)	(58,217)	(124,993)	4,773	(135,095)	(36,603)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS	(507,532)	(349,299)	9,206	(258,355)	(537)	2,696
Translation differences on cash and cash equivalents	(71)	82	(2)	82	10	-
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT BEGINNING OF PERIOD	611,734	611,734	104,131	520,790	113,862	30,492
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT END OF PERIOD	104,131	262,517	113,335	262,517	113,335	33,188

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX AND THREE MONTHS PERIODS ENDED JUNE 30, 2011

		Year ended December 31,	For the six months ended June 30,		For the three months ended June 30		Convenience translation(A) for the six months ended June 30,
		2010	2010	2011	2010	2011	2011
		Audited			Unaudited
		NIS					U.S. dollars
		In thousands

(a)	Net cash provided by operating activities:
	Adjustments for:
	Depreciation and amortization	206,945	87,291	135,872	44,086	67,934	39,787
	Increase in fair value of investment property, net	(32,917)	(13,187)	(19,445)	(10,913)	(16,390)	(5,694)
	Share in gains (losses) of associates net of dividends paid	518	576	(880)	-	(104)	(258)
	Share based payment	6,834	3,901	1,878	2,000	764	550
	Loss from sale and disposal of property and equipment, net	5,962	867	612	719	1,259	179
	Provision for impairment of property and equipment, net	946	369	1,305	245	928	382
	Loss (gain) from changes in fair value of derivative financial instruments	(8,029)	556	(103,525)	(2,468)	(77,328)	(30,315)
	Linkage differences on monetary assets, debentures, loans and other long term liabilities	57,626	10,626	69,427	22,690	41,077	20,330
	Employee benefit liability, net	2,371	206	1,318	(1,128)	545	386
	Decrease (increase) in value of investment in securities, deposits and long-term receivables, net	(15,013)	(1,567)	2,353	(2,195)	873	689
	Interest paid, net	118,311	48,626	84,109	15,401	39,649	24,629

	Changes in operating assets and liabilities:
	Investment in real estate inventories	(87,092)	(82,485)	(4,100)	(82,485)	(2,117)	(1,201)
	Payments on account of real estate inventories	(71,564)	(39,188)	(3,674)	(39,188)	(2,609)	(1,076)
	Decrease (increase) in trade receivables and other accounts receivable	(53,264)	(6,733)	(136,030)	301,282	187,684	39,833
	Decrease (increase) in inventories	(49,910)	(22,483)	(4,687)	13,607	66,869	(1,373)
	Increase in advances from purchasers of apartments	-	-	95,406	-	9,314	27,937
	Increase (decrease) in trade payables and other accounts payable	19,468	22,596	198,889	(198,860)	(181,861)	58,242
		101,192	9,971	318,828	62,793	136,487	93,361

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
 INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
 FOR THE SIX AND THREE MONTHS PERIODS ENDED JUNE 30, 2011

							Convenience
							translation(A)
			For the		For the		for the
		Year ended	six months		three months		six months
		December 31,	ended June 30,		ended June 30		ended June 30,
		2010	2010	2011	2010	2010	2010
		Audited	Unaudited
		NIS					U.S. dollars
		In thousands

(b)	Supplementary information on investing and financing activities not involving cash flows:
	Issuance of shares upon conversion of convertible debentures of the Company	43,895	12,394	901	-	901	264
	Purchase of property and equipment and investment properties on credit	37,084	12,338	(11,432)	12,338	(5,562)	(3,347)
	Advances from customers deposited in restricted use deposit	22,428	-	(21,673)	-	(316)	(6,346)
	Issue of shares against acquisition of shares in subsidiary	965,770	-	-	-	-	-

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
SELECTED OPERATING DATA
FOR THE SIX AND THREE MONTH PERIOD ENDED JUNE 30, 2011
(UNAUDITED)

	For the six months ended June 30		For the three months ended June 30		Convenience translation(A) for the three months ended June 30
	2010	2011	2010	2011	2011
	NIS				U.S.$

Gross revenues (in millions)	3,600	7,599	1,769	3,890	1,139

Net revenues (in millions)	3,600	6,216	1,769	3,209	939

Operating profit before other gains and losses and changes in fair value of investment property (in millions)	135	198	62	106	31

EBITDA (in millions)	226	336	109	175	51

EBITDA margin	6.3%	5.4%	6.1%	5.4%	N.A

Decrease in same store sales (S.S.S)	(2.1)%	1.7%	(5.2)%	5.7%	N.A

Number of stores at end of period	206	209	206	209	N.A
Stores opened during the period	4	4	1	-	N.A
Stores closed during the period	1	1	1	-	N.A

Total square meters selling area at end of period	369,900	369,600	369,900	369,600	N.A

Square meters added (reduced) during the period, net*	4,900	3,400	(200)	-	N.A

Sales per square meter	9,248	9,160	4,591	4,824	1,413

Sales per employee (in thousands)	497	481	249	252	74

Openings – square meters	6,400	4,150	1,200	-	N.A

Closings - square meters	(1,500)	(750)	(1,400)	-	N.A

Net openings	4,900	3,400	(200)	-	N.A

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
RECONCILIATION BETWEEN NET INCOME FOR THE PERIOD TO EBITDA
FOR THE SIX AND THREE MONTHS PERIODS ENDED JUNE 30, 2011
(UNAUDITED)

						Convenience
						translation(A)
		For the		For the		for the
	Year ended	six months		three months		six months
	December 31,	ended June 30,		ended June 30		ended June 30,
	2010	2010	2011	2010	2010	2010
	NIS					U.S. dollars
	In thousands

Net income for the period	62,609	58,207	109,503	21,113	71,829	32,065
Taxes on income	36,287	25,656	46,805	4,123	31,114	13,706
Finance expenses, net	149,995	56,709	55,951	42,281	15,210	16,384
Share in losses of associates	518	576	(1,317)	4	(104)	(386)
Other losses, net	24,930	7,109	6,284	5,878	4,375	1,840
Increase in fair value of investment property	(32,917)	(13,187)	(19,445)	(10,913)	(16,390)	(5,694)
Depreciation and amortization	206,945	87,291	135,872	44,086	67,934	39,787
Share based payment	6,834	3,901	1,878	2,000	764	550
EBITDA	455,201	226,262	335,531	108,572	174,732	98,252

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
FOR THE SIX AND THREE MONTHS PERIODS ENDED JUNE 30, 2011
 (UNAUDITED)

Note 1 - Segment reporting

The Company includes segment information according to IFRS 8. The Company's chief operating decision maker reviews the Company's internal reports in order to evaluate performance and allocate resources. Company's management has set the operating segments based on the internal reports.
The Company presents four reportable segments: Supermarkets, Commercial and fueling sites, Non-food (Retail and Wholesale) and Real estate.

The Company's four operating segments consist of the following:

(1)
Supermarkets – The Company operates the second largest food retail chain in Israel. Through its subsidiary, Mega Retail Ltd. ("Mega Retail"), which operates Supermarket branches, the Company offers a wide range of food and beverage products and “Non-food” items, such as houseware, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products and textile products and “Near-Food” products, such as health and beauty aids, products for infants, cosmetics and hygiene products. As of June 30, 2011, Mega Retail operated 209 supermarkets. This segment also includes properties owned through Blue Square Real Estate ("BSRE"), in connection with the supermarket operation of Mega Retail's stores (including warehouses and offices).

(2)
Commercial and fueling sites – Through its subsidiary Dor-Alon the Company is engaged in the development, construction and operation of vehicle fueling stations, adjacent commercial centers and independent convenience stores, marketing of fuel products and other products through the fueling stations and convenience stores and direct marketing of distillates to customers. The commercial and fueling sites segment is presented according to the published financial statements of Dor-Alon, with reclassification of credit card fees and with the amortization of the excess of cost arising at the time of acquisition allocated to the reconciliation between the operating profit of the segment and the total operating profit.

(3)
Non-food (Retail and Wholesale) mostly through its subsidiary, BEE Group Retail Ltd. ("BEE Group"), the Company is engaged in non-food retail and wholesale activities. As of June 30, 2011, the Company operated 263 non-food retail outlets, mostly through franchisees, with specialties in houseware and home textile, toys, leisure, and infant.

(4)
Real Estate - Through its subsidiary BSRE the Company is engaged in generating yield from commercial centers, logistics centers and offices, land for the purpose of capital appreciation and deriving long-term yield as well as in the development of the "Wholesale Market" residency project.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
FOR THE SIX AND THREE MONTHS PERIODS ENDED JUNE 30, 2011
(UNAUDITED)

Note 1 - Segment reporting (continued):

	Supermarkets	Non - food Retail and wholesale	Real estate	Commercial and fueling sites	Adjustments	Total consolidated
	NIS in thousands
Six months ended June 30, 2011:
Net segment revenues	3,402,999	221,374	14,713	2,576,497		6,215,583
Inter segment revenues	-	20,367	-	14,608	(34,975)	-
Depreciation and amortization	80,181	6,871	-	45,818	3,002	135,872
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	117,601	(1,622)	6,303	100,973	(13,818)	209,437
Segment profit	116,288	(6,527)	25,749	100,908	(13,818)	222,600
Unallocated corporate expenses						(11,658)
Financial expenses, net						(55,951)
Share in losses of associates, net						1,317
Income before taxes on income						156,308

		Non - food		Commercial
	Supermarkets	Retail and wholesale	Real estate	and fueling sites	Adjustments	Total consolidated
	NIS in thousands
Six months ended June 30, 2010:
Net segment revenues	3,364,527	224,206	10,754	-	-	3,599,487
Inter segment revenues	-	27,610	-	-	(27,610)	-
Depreciation and amortization	80,278	7,013	-	-	-	87,291
Operating profit before other gains and losses net and changes in fair value of investment property	130,234	12,792	4,343	-	(85)	147,284
Segment profit	126,333	9,583	17,531	-	(85)	153,362
Unallocated corporate expenses						(12,214)
Financial expenses, net						(56,709)
Share in losses of associates, net						(576)
Income before taxes on income						83,863

		Non - food		Commercial
	Supermarkets	Retail and wholesale	Real estate	and fueling sites	Adjustments	Total consolidated
	NIS in thousands
Three months ended June 30, 2011:
Net segment revenues	1,766,464	105,302	8,441	1,328,257	-	3,208,464
Inter segment revenues	-	10,551	-	7,125	(17,676)	-
Depreciation and amortization	40,432	3,364	-	23,576	562	67,934
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	68,029	(4,361)	3,790	50,644	(6,352)	111,750
Segment profit	66,716	(7,374)	20,180	50,579	(6,336)	123,765
Unallocated corporate expenses						(5,716)
Financial expenses, net						(15,210)
Share in losses of associates, net						104
Income before taxes on income						102,943

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
FOR THE SIX AND THREE MONTHS PERIODS ENDED JUNE 30, 2011
(UNAUDITED)

	Supermarkets	Non – food Retail and wholesale	Real estate	Commercial and fueling sites	Adjustments	Total Consolidated
	NIS in thousands
Three months ended June 30, 2010:
Segment sales	1,674,632	88,691	5,340		-	1,768,663
Inter segment sales	-	10,855	-		(10,855)	-
Depreciation and amortization	39,888	4,198	-		-	44,086
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	70,617	(5,713)	3,373		1,138	69,415
Segment profit	67,971	(8,946)	14,287		1,138	74,450
Unallocated corporate expenses						(6,929)
Financial expenses, net						(42,286)
Share in losses of associates, net						(4)
Income before taxes on income						25,236

	Supermarkets	Non – food Retail and wholesale	Real estate	Commercial and fueling sites	Adjustments	Total Consolidated
	NIS in thousands
Year ended December 31, 2010:
Net segment revenues	6,894,978	438,623	25,162	1,144,981	-	8,503,744
Inter segment revenues	-	43,444	-	8,339	(51,783)	-
Depreciation and amortization	163,020	15,156	-	27,328	1,441	206,945
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	241,942	(7,189)	(4,843)	42,936	(9,424)	263,422
Segment profit	232,944	(19,519)	28,073	39,335	(9,424)	271,409
Unallocated corporate expenses						(22,000)
Financial expenses, net						(149,995)
Share in losses of associates, net						(518)
Income before taxes on income						98,896

	Supermarkets	Non - food Retail and wholesale	Real estate	Commercial and fueling sites	Adjustments	Total Consolidated
		Convenience translation to U.S dollar in thousands
Six months ended June 30, 2011:
Net segment revenues	996,486	64,824	4,308	754,465	-	1,820,083
Inter segment revenues	-	5,964	-	4,277	(10,241)	-
Depreciation and amortization	23,479	2,012	-	13,417	879	39,787
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	34,437	(475)	1,846	29,567	(4,046)	61,329
Segment profit	34,052	(1,911)	7,540	29,548	(4,046)	65,183
Unallocated corporate expenses						(3,414)
Financial expenses, net						(16,384)
Share of losses of associates, net						386
Income before taxes on income						45,771